# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medicine Man Technologies, Inc., CIK 0001622879
CUSIP: 584680106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 865 N. ALBION ST., 865 N. ALBION ST., DENVER, Colorado (CO), 80220
Date of event which requires filing of this statement: 04/02/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-207288
Filed by CIK 0001865543

## Reporting persons
- PARCO JAMES E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,199,262; sole dispositive power 0; shared dispositive power 2,199,262; aggregate amount beneficially owned 2,199,262 (2.8% of the class)
- Pamela S. Parco: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,199,262; sole dispositive power 0; shared dispositive power 2,199,262; aggregate amount beneficially owned 2,199,262 (2.8% of the class)
  Comment: Reporting Person does not have CIK Codes. Is spouse of James E. Parco. Percentage of class represented by amount in row 9 under item 11 is held jointly.

## Item 1. Issuer
Name of issuer: Medicine Man Technologies, Inc.
Address of issuer's principal executive offices: 865 N. ALBION ST., 865 N. ALBION ST., DENVER, COLORADO, 80220.

## Item 2. Person Filing
Name of person filing:
James E. Parco
Pamela S. Parco
Address of principal business office or, if none, residence:
19105 Forest View Rd.
Monument, CO 80312
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: References made to as to each Reporting Person hereunder to Rows 5-9 and 11 of each of the cover pages to this Schedule 13G/A.
Percent of class: Each Reporting Person hereunder may be deemed member of a "Group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), or Rule 13d-5 promulgated under the Exchange Act with the other Reporting Person hereunder. Although the Reporting Persons are reporting such securities as if they were members of a "group", the filing of this Schedule 13G/A shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,199,262
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,199,262

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See item 4 of this Schedule 13G/A and the Joint Filing Agreement attached to original filing as Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PARCO JAMES E: e-signed //JAMES E PARCO//, Shareholder (04/02/2024)
- Pamela S. Parco: e-signed //PAMELA S. PARCO//, Shareholder (04/02/2024)